Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

INTERMAP TECHNOLOGIES

CORPORATION

For the three and six months ended June 30, 2025 and 2024

(unaudited) (expressed in thousands of United States dollars, except for per share amounts)

Intermap Technologies corporation

Condensed Consolidated Interim Statements of Financial Position

(In thousands of United States dollars)

(Unaudited)

	June 30,	December 31,
	2025	2024

Assets

Current assets:
Cash	$7,790	$445
Amounts receivable (Note 16)	769	3,367
Unbilled revenue	216	2,640
Prepaid expenses (Note 11)	458	536
	9,233	6,988

Prepaid expenses	13	17
Property and equipment (Note 4)	2,769	2,911
Intangible assets (Note 5)	777	847
Right of use assets (Note 6)	268	401
Investment (Note 7)	776	776
Total assets	$13,836	$11,940

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (Note 8)	$2,589	$4,826
Bank loan (Note 9(a))	16	32
Current portion of government loans (Note 9(d))	61	132
Loan payable (Note 9(b))	103	97
Lease obligations (Note 10)	222	340
Unearned revenue	2,379	2,022
Income taxes payable	14	24
	5,384	7,473

Long-term project financing (Note 9(c))	176	167
Long-term government loans (Note 9(d))	139	141
Loan payable (Note 9(b))	119	172
Unearned revenue	81	136
Lease obligations (Note 10)	70	112
Total liabilities	5,969	8,201

Shareholders’ equity (deficiency):
Share capital (Note 13(a))	221,223	213,528
Warrants (Note 14)	624	367
Accumulated other comprehensive loss	(235)	(147)
Contributed surplus (Note 13(b))	26,301	28,009
Deficit	(240,046)	(238,018)
Total shareholders’ equity	7,867	3,739

Going concern (Note 2(a))
Subsequent event (Note 19)

Total liabilities and shareholders’ equity	$13,836	$11,940

See accompanying notes to condensed consolidated interim financial statements.

Intermap Technologies corporation

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss

(In thousands of United States dollars, except per share information)

(Unaudited)

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024

Revenue (Note 11)	$3,018	$3,550	$7,280	$5,225

Expenses:
Operating costs (Note 12(a))	3,451	2,708	8,601	4,959
Depreciation of property and equipment (Note 4)	191	51	365	162
Amortization of intangible assets (Note 5)	68	79	124	157
Depreciation of right of use assets (Note 6)	85	86	172	162
Gain on derecognition of right of use assets (Note 6)	-	-	(27)	-
	3,795	2,924	9,235	5,440

Operating income (loss)	(777)	626	(1,955)	(215)

Financing costs (Note 12(b))	(23)	(15)	(51)	(33)
Financing income	3	-	3	-
(Loss) gain on foreign currency translation	(19)	1	(25)	21
Income (loss) for the period	$(816)	$612	$(2,028)	$(227)

Other comprehensive income (loss):

Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	(62)	(2)	(88)	1

Comprehensive income (loss) for the period	$(878)	$610	$(2,116)	$(226)

Basic income (loss) per share	$(0.01)	$0.01	$(0.04)	$(0.01)
Diluted income (loss) per share	$(0.01)	$0.01	$(0.04)	$(0.01)

Weighted average number of Class A common
shares - basic (Note 13(c))	59,176,324	41,977,490	57,581,832	41,887,679
shares - diluted (Note 13(c))	59,176,324	42,689,508	57,581,832	41,887,679

See accompanying notes to condensed consolidated interim financial statements.

Intermap Technologies corporation

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Deficiency)

(In thousands of United States dollars)

(Unaudited)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total

Balance at December 31, 2023	$209,296	$791	$26,985	$(156)	$(240,481)	$(3,565)

Comprehensive gain (loss) for the period	-	-	-	1	(227)	(226)
Share-based compensation	-	-	316	-	-	316
Private placement proceeds (Note 13(a))	37	-	-	-	-	37
Issuance costs	(26)	10	-	-	-	(16)
Expiry of warrants	155	(46)	46	-	-	155

Balance at June 30, 2024	$209,462	$755	$27,347	$(155)	$(240,708)	$(3,299)

Balance at December 31, 2024	$213,528	$367	$28,009	$(147)	$(238,018)	$3,739

Comprehensive loss for the period	-	-	-	(88)	(2,028)	(2,116)
Share-based compensation	-	-	72	-	-	72
Private placement proceeds (Note 13(a))	8,692	-	-	-	-	8,692
Issuance costs	(1,072)	267	-	-	-	(805)
Exercise of warrants	75	(10)	-	-	-	65
RSU & option cash surrender	-	-	(1,780)	-	-	(1,780)

Balance at June 30, 2025	$221,223	$624	$26,301	$(235)	$(240,046)	$7,867

See accompanying notes to condensed consolidated interim financial statements.

Intermap Technologies corporation

Condensed Consolidated Interim Statements of Cash Flows

(In thousands of United States dollars)

(Unaudited)

For the six months ended June 30,	2025	2024

Operating activities:
Net loss for the period	$(2,028)	$(227)
Interest paid	(49)	(22)
Income tax paid	(10)	(3)
Adjustments for:
Depreciation of property and equipment	365	162
Amortization of intangible assets	124	157
Depreciation of right of use assets	172	162
Share-based compensation expense	72	241
Gain on derecognition of right of use assets	(27)	-
Financing costs	51	33
Gain on foreign currency translation	(414)	(21)
Changes in working capital:
Amounts receivable	2,598	(277)
Unbilled revenue and prepaid expenses	2,505	(145)
Accounts payable and accrued liabilities	(2,237)	301
Unearned revenue	302	812
Cash flows (used by) provided in operating activities	1,424	1,173

Investing activities:
Purchase of property and equipment	(223)	(1,074)
Additions to intangible assets	(54)	(143)
Cash flows used in investing activities	(277)	(1,217)

Financing activities:
Proceeds from private placement	8,692	37
Issuance costs	(805)	(16)
Exercise of warrants	65	155
Cash paid for settlement of share-based awards	(1,780)	-
Payment of lease obligations	(172)	(186)
Repayment of bank loan	(18)	(21)
Repayment of loan payable	(47)	-
Repayment of government loans	(78)	(56)
Cash flows provided by (used in) financing activities	5,857	(87)

Effect of foreign exchange on cash	341	(15)

Increase (decrease) in cash	7,345	(146)

Cash, beginning of period	445	677

Cash, end of period	$7,790	$531

See accompanying notes to condensed consolidated interim financial statements.

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three and six months ended June 30, 2025 and 2024

1. Reporting entity:

Intermap Technologies ® Corporation (the Company) is incorporated under the laws of Alberta, Canada. The head office of Intermap is located at 385 Inverness Parkway, Suite 105, Englewood, Colorado, USA 80112. Its registered office is located at 400, 3rd Avenue SW, Suite 3700, Calgary, Alberta, Canada T2P 4H2.

Intermap is a global location-based geospatial intelligence company, creating a wide variety of geospatial solutions and analytics for its customers. Intermap’s geospatial solutions and analytics can be used in a wide range of applications including, but not limited to, location-based information, geospatial risk assessment, geographic information systems, engineering, utilities, global positioning systems maps, oil and gas, renewable energy, hydrology, environmental planning, wireless communications, transportation, advertising, and 3D visualization.

2. Basis of preparation:

(a) Going concern:

These condensed consolidated interim financial statements have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and can realize its assets and discharge its liabilities and commitments in the normal course of business. During the six months ended June 30, 2025, the Company reported net loss of $2,028 and positive cash flows from operating activities of $1,424. In addition, the Company has a shareholders’ equity of $7,867 and positive working capital of $3,849 (current assets less current liabilities) at June 30, 2025.

The above factors in the aggregate indicate there are material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on management’s ability to achieve profitable operation, execute on the current foreign government contract award and / or obtain additional financing. There can be no assurance that such plans will be achieved. Failure to achieve one or more of these requirements could have a materially adverse effect on the Company’s financial condition and / or results of operations. The Board of Directors and management continue to take actions to address these issues including completing a private placement during the first quarter, raising gross proceeds of $8,692 (C$11,935). The Company intends to use the funds for working capital and execution of government contracts.

The condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern basis was not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used.

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three and six months ended June 30, 2025 and 2024

(b) Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB) applicable to interim financial information, as outlined in International Accounting Standard (IAS) 34, “Interim Financial Reporting”.

The notes presented in these condensed consolidated interim financial statements include in general only significant changes and transactions occurring since the Company’s last year-end and are not fully inclusive of all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2024 (the “2024 Annual Consolidated Financial Statements”).

The policies applied in these condensed consolidated interim financial statements are based on IFRS as issued by the IASB and effective as of August 14, 2025, the date the Board of Directors approved the condensed consolidated interim financial statements.

(c) Measurement basis:

The condensed consolidated interim financial statements have been prepared based on the historical cost, except for certain financial assets and liabilities that are measured at fair value. Other measurement bases used are described in the applicable notes.

(d) Use of estimates:

Preparing condensed consolidated interim financial statements in conformity with IFRS as issued by the IASB requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the 2024 Annual Consolidated Financial Statements.

3. Summary of material accounting policies:

These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods that were used to prepare the Company’s 2024 Annual Consolidated Financial Statements.

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three and six months ended June 30, 2025 and 2024

Accounting Standards Issued But Not Yet Effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2025, and have not been early adopted in preparing these condensed consolidated interim financial statements.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1. IFRS 18 applies to annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes. The Company is currently assessing the impact and efforts related to adopting IFRS 18.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates and are not expected to have a significant impact on the Company’s consolidated financial statements.

4. Property and equipment:

	Aircraft and engines	Radar and mapping equipment	Furniture and fixtures	Leasehold improvements	Under construction	Total

Balance at December 31, 2024	$1,363	$1,285	$28	$57	$178	$2,911

Additions	-	119	-	11	93	223
Depreciation	(80)	(260)	(5)	(20)	-	(365)
Transfer	48	120	-	4	(172)	-

Balance at June 30, 2025	$1,331	$1,264	$23	$52	$99	$2,769

	Aircraft and engines	Radar and mapping equipment	Furniture and fixtures	Leasehold improvements	Under construction	Total

Cost	$11,684	$26,166	$377	$1,147	$178	$39,552

Accumulated depreciation	(10,321)	(24,881)	(349)	(1,090)	-	(36,641)

Balance at December 31, 2024	$1,363	$1,285	$28	$57	$178	$2,911

Cost	$11,732	$26,405	$377	$1,162	$99	$39,775

Accumulated depreciation	(10,401)	(25,141)	(354)	(1,110)		(37,006)

Balance at June 30, 2025	$1,331	$1,264	$23	$52	$99	$2,769

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three and six months ended June 30, 2025 and 2024

5. Intangible assets:

	Data library	Data library not yet available for use	Total

Balance at December 31, 2024	$519	$328	$847

Additions	-	54	54
Transfer	370	(370)	-
Amortization	(124)	-	(124)

Balance at June 30, 2025	$765	$12	$777

	Data library	Data library not yet available for use	Total

Cost	1,582	328	$1,910

Accumulated amortization	(1,063)	-	(1,063)

Balance at December 31, 2024	$519	$328	$847

Cost	1,952	12	1,964

Accumulated amortization	(1,187)	-	(1,187)

Balance at June 30, 2025	$765	$12	$777

6. Right of use assets:

	June 30,	December 31,
	2025	2024

Beginning Balance	$401	$381

Depreciation	(172)	(333)
New leases	58	353
Adjustment	(19)	-
Ending Balance	$268	$401

During the six months ended June 30, 2025, the Company entered into a new five-year facility lease in Calgary. In determining the lease liability and right of use asset of the new lease, the Company used a rate of 11.06%. The previous lease was terminated early, resulting in a net gain of $27 recognized on derecognition of the right of use asset and the related lease liability.

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three and six months ended June 30, 2025 and 2024

7. Investment:

The Company has an investment in a privately held company over which the Company exercises no control or significant influence. The fair value of the investment at December 31, 2024 was estimated using a market-based approach with primarily unobservable inputs, including the comparable enterprise value to revenue multiples discounted for considerations such as the lack of marketability and other differences between the comparable peer group and the privately held company. Revenue multiples were selected from comparable public companies based on industry, size, target markets, and other factors that the Company considers to be reasonable. The comparable enterprise value to revenue multiple was applied to the trailing twelve months actual revenues of the privately held company to determine the enterprise value of the privately held company. Once the enterprise value of the privately held company was determined the net debt was removed (total debt less cash) and the remaining equity value was allocated to the capital of the privately held company in order of ranking (e.g., preferred shares, common shares). At June 30, 2025, the Company estimated that there was no significant change in the fair value of the investment. A 20% change in the estimated value of the investment would impact net income by approximately $155.

8. Accounts payable and accrued liabilities:

	June 30,	December 31,
	2025	2024

Accounts payable	$1,376	$2,614
Accrued liablities	1,213	2,182
VAT payable	-	30
	$2,589	$4,826

During the third quarter of 2024, the Company executed a supplier financing arrangement with a financing company in Canada to finance vendor invoices. Interest accrued at 6.69% annualized and payment was due within 150 days. The amount owed at June 30, 2025, was $Nil (December 31, 2024 – $211) and was included in accounts payable and accrued liabilities.

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three and six months ended June 30, 2025 and 2024

9. Financial liabilities:

The following table provides a reconciliation of movements of liabilities to cash flows arising from financing activities and balances at June 30, 2025:

	Bank Loan	Loan Payable	Project Financing	Government Loans	Lease Obligations (Note 10)	Total

Balance at December 31, 2024	$32	$269	$167	$273	$452	$1,193

Changes from financing activities:
Repayment of bank loan	(18)	-	-	-	-	(18)
Repayment of loan payable	-	(47)	-	-	-	(47)
Payment of lease obligations	-	-	-	-	(172)	(172)
Repayment of government loans	-	-	-	(78)	-	(78)

Total changes from financing activities	(18)	(47)	-	(78)	(172)	(315)

Foreign exchange	2	-	9	(8)	-	3

Other changes:
Financing costs	1	15	-	6	23	45
Interest paid	(1)	(15)	-	(3)	(23)	(42)
New leases (Note 6)	-	-	-	-	58	58
Adjustment (Note 6)	-	-	-	-	(46)	(46)

Balance at June 30, 2025	$16	$222	$176	$190	$292	$896

(a) Bank loan:

On August 8, 2022, the Company executed a bank loan in the Czech Republic to finance the purchase of foundation data for 2,500,000 Czech Republic koruna (equivalent $110 thousand). Interest accrues at 10.71% and minimum monthly installment payments of $4 thousand began in December 2022.

(b) Loan payable:

During 2024, the Company executed two equipment financing loans to purchase $337 of computer equipment. The Company paid a down payment of $27 and financed $240 at a 12.21% interest rate per annum with a monthly payment of $8 and $70 at a 13.00% interest rate per annum with a monthly payment of $2. Each loan is for 36 months.

	June 30,	December 31,
	2025	2024
Loan payable	$222	$269

	222	269

Less current portion	(103)	(97)
Long-term portion of loan payable	$119	$172

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three and six months ended June 30, 2025 and 2024

(c) Project financing:

Reimbursable project development funds provided by a corporation designed to enable the development and commercialization of geomatics solutions in Canada. The funding is repayable upon the completion of a specific development project and the first sale of any of the resulting product(s). Repayment is to be made in quarterly installments equal to the lesser of 20% of the funding amount or 25% of the prior quarter’s sales. There were no sales of the related products during the six months ended June 30, 2025.

(d) Government loans:

	June 30,	December 31,
	2025	2024

SBA loan	$143	$144
Western Development Canada loan	57	129

	200	273

Less current portion	(61)	(132)

Long-term portion of government loans	$139	$141

i. SBA loan:

On July 17, 2020, the Company received a $150 long-term loan from the Small Business Administration (SBA). Interest will accrue at the rate of 3.75% per annum and payments of $0.7 monthly began twelve months from the date the funds were received. The balance of principal and interest is payable thirty years from the date of the note.

ii. Western Development Canada loan:

On December 29, 2020, the Company received a $385 (C$494) long-term loan from Western Economic Diversification in Canada. The loan will be repaid in 36 monthly installments that started in January 2023. The loan is non-interest bearing, and therefore the fair value at inception must be estimated to account for an imputed interest factor. The value at inception was determined to be $312, based on the estimated discount rate of 6.07%, and is subject to estimation uncertainty. The resulting discount of $73 was recognized in government grants at December 31, 2020 and is accreted through interest expense over the term of the loan using the effective interest method.

10. Lease obligations:

The following table presents the contractual undiscounted cash flows for lease obligations which require the following payments for each period ending June 30:

2026	227
2027	35
2028	17
2029	19
2030	12
$310

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three and six months ended June 30, 2025 and 2024

The following table presents payments for lease obligations:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024

Principal payments	$86	$88	$172	$186
Interest payments	11	5	23	12
Short-term lease payments	63	63	124	137
	$160	$156	$319	$335

The Company also has contractual undiscounted cash flows for short-term and low-value operating leases for equipment and maintenance that are not on the statements of financial position which require the payments of $336 for the twelve months ending June 30, 2026.

11. Revenue:

Details of revenue are as follows:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024

Acquisition services	$1,435	$1,631	$3,848	$2,109
Value-added data	313	724	827	979
Software and solutions	1,270	1,195	2,605	2,137
	$3,018	$3,550	$7,280	$5,225

Primary geographical market
United States	$481	$717	$1,100	$1,101
Asia/Pacific	1,438	1,649	3,891	2,146
Europe	1,099	1,184	2,289	1,978
	$3,018	$3,550	$7,280	$5,225

Timing of revenue recognition
Upon delivery	$339	$846	$1,064	$1,267
Services overtime	2,679	2,704	6,216	3,958
	$3,018	$3,550	$7,280	$5,225

The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if the expected benefit of those costs is longer than one year. The Company determined that certain commissions paid to sales employees meet the requirement to be capitalized. Total capitalized contract acquisition costs included in prepaid expenses and other assets to obtain contracts at June 30, 2025 was $49 (December 31, 2024 – $194) and are amortized consistent with the method of revenue recognized on the contract.

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three and six months ended June 30, 2025 and 2024

Changes in contract acquisition costs are as follows:

	June 30,	December 31,
	2025	2024

Contract acquisition costs, beginning of period	$194	$114
Additions	14	496
Amortization	(159)	(416)
Contract acquisition costs, end of period	$49	$194

12. Operating and non-operating costs:

(a) Operating costs:

	For the six months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024

Personnel	$1,856	$1,361	$4,106	$2,735
Purchased services & materials(1)	1,244	1,116	3,811	1,754
Travel	180	74	319	107
Facilities and other expenses	171	157	365	363
	$3,451	$2,708	$8,601	$4,959

(1)	Purchased services and materials include aircraft costs, project costs, professional and consulting fees, and selling and marketing costs.

(b) Financing costs:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024

Interest on bank loan	$-	$2	$1	$4
Interest on government loans	3	4	6	8
Interest on lease obligations	11	9	23	20
Interest on loan payable	7	-	15	-
Interest on accounts payable	2	-	6	1
	$23	$15	$51	$33

13. Share capital:

(a) Issued:

	June 30, 2025		December 31, 2024
	Number of		Number of
Class A common shares	Shares	Amount	Shares	Amount

Balance, beginning of period:	53,618,357	$213,528	41,535,755	$209,296
Private placement	5,502,108	8,692	7,466,568	2,445
Issuance costs	-	(1,072)	329,899	(254)
Exercise of warrants	109,545	75	4,286,135	2,041
Balance, end of period:	59,230,010	$221,223	53,618,357	$213,528

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three and six months ended June 30, 2025 and 2024

In May 2025, 109,545 warrants were exercised for consideration of $75 and issuance costs of $2 were recorded.

In February 2025, the Company closed a “bought deal” Listed Issuer Financing Exemption offering and concurrent private placement issuing a total of 5,502,108 Class A common shares at a price of C$2.25 for aggregate gross proceeds of $8,692. The Company recorded issuance costs of $1,070, including 330,126 warrants. The warrants were valued at $267 using the Black-Scholes pricing model with the following main assumptions: share price - C$2.01 - C$2.51, volatility – 75.95%- 76.58%, risk free rate – 4.5%, dividend 0%.

During the fourth quarter of 2024, 3,736,400 warrants were exercised for consideration of $1,785 and issuance costs of $15 were recorded.

During the third quarter of 2024, the Company completed a private placement resulting in the issuance of 7,346,568 Class A common shares at a price of C$0.45 per common share for aggregate gross proceeds of $2,408. The Company recorded issuance costs of $213, including 329,899 Class A common shares issued as finder’s fees. Also, 228,000 warrants were exercised for consideration of $101 during the quarter ended September 30, 2024.

During the first quarter of 2024, 321,735 warrants were exercised for consideration of $155.

On January 4, 2024, the Company completed a private placement resulting in the issuance of 120,000 Units for aggregate consideration of $37. Each Unit had a purchase price of C$0.50 and consisted of one Class A common share of the Corporation and one Class A common share purchase warrant. Each warrant entitles the holder to purchase one Class A common share at a purchase price of US$0.60 per share for a period of two years from the issue date. The total consideration received was allocated to Share Capital and Warrants on a relative fair value basis. The fair value of the warrants was determined using the Black-Scholes pricing model based on the risk-free rate of 3.80%, average expected warrant life of 2 years, share price estimated volatility of 79% and expected dividend payments of Nil. The Company recorded non-cash issuance costs related to this award based on the fair value of the award at the date of the closing of $10, bringing the total costs of the issuance to $26.

(b) Contributed surplus:

	June 30,	December 31,
	2025	2024

Balance, beginning of period	$28,009	$26,985
Share-based compensation	72	487
Issuance costs	-	103
Exercise of warrants	-	434
RSU and options surrenders	(1,780)	-

Balance, end of period	$26,301	$28,009

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three and six months ended June 30, 2025 and 2024

(c) Earnings (loss) per share:

The calculation of earnings (loss) per share is based on the weighted average number of Class A common shares outstanding. Where the impact of the exercise of options or warrants is anti-dilutive, they are not included in the calculation of diluted loss per share. The Company has incurred a net loss for each period presented and the inclusion of the outstanding options and warrants in the loss per share calculation would be anti-dilutive and therefore not included in the calculation.

The underlying Class A common shares pertaining to 3,169,757 restricted share units (RSUs) and 3,653,426 outstanding warrants could potentially dilute earnings.

(d) Share option plan:

The Company established a share option plan to provide long-term incentives to attract, motivate, and retain certain key employees, officers, directors, and consultants providing services to the Company. The plan permitted granting options to purchase up to 10% of the outstanding Class A common shares of the Company. The share option plan was replaced by the Omnibus Incentive Plan at the Annual General Meeting on March 15, 2018 (see Note 13(e)), and all options issued and outstanding at that time will remain until such time they are exercised, expired, or forfeited. At June 30, 2025, no share options are issued and outstanding, and no additional options will be issued under this plan.

The following tables summarize information regarding share options outstanding:

	June 30, 2025		December 31, 2024
		Weighted		Weighted
	Number of	average	Number of	average
	shares	exercise	shares	exercise
	under option	price (CDN)	under option	price (CDN)

Options outstanding,
beginning of period	699,442	$0.72	794,443	$0.72
Expired	-	-	(95,001)	0.70
Surrender	(699,442)	0.72	-	-

Options outstanding, end of period	-	$-	699,442	$0.72

Options exercisable, end of period	-	$-	699,442	$0.72

During the six months ended June 30, 2025 and 2024, the Company recognized $Nil of non-cash compensation expense related to the share option plan. In May 2025, the Company settled all vested stock options through cash payments in lieu of issuing equity instruments. The total cash paid to employees for the surrender of vested awards was $779.

(e) Omnibus Incentive Plan:

The Omnibus Incentive Plan (Omnibus Plan) was approved by the shareholders at the Annual General Meeting on March 15, 2018 and replaces the share option plan, the employee share compensation plan and the director’s share compensation plan, which provided for shares to be issued to employees and directors as compensation for services. The Omnibus Plan permits the issuance of options, stock appreciation rights, restricted share units and other share-based awards under one single plan.

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three and six months ended June 30, 2025 and 2024

The maximum number of common shares reserved under the Omnibus Plan was 3,363,631. Any common shares reserved under the predecessor share option plan related to awards that expire or forfeit will be rolled into the Omnibus Plan. At the Annual General Meeting on June 29, 2021, shareholders approved replenishment of 997,253 Common Shares reserved for issuance under the Omnibus Plan. At the Annual General Meeting on June 29, 2023, shareholders approved replenishment of 1,300,000 Common Shares reserved for issuance under the Omnibus Plan, for a total reserve of 5,660,884. As of June 30, 2025, no share options (December 31, 2024 – 699,442) and 3,169,757 RSUs (December 31, 2024 – 3,779,623) are issued and outstanding. In addition, 872,183 Class A common shares were issued during 2018, 125,070 Class A common shares were issued during 2020, and 50,000 shares were issued during 2021 under the plan, leaving 1,443,874 awards remain available for future issuance.

The following tables summarize information regarding RSUs outstanding:

	June 30,	December 31,
	2025	2024
	Number of	Number of
	RSUs	RSUs

RSUs outstanding, beginning of period	3,779,623	3,779,623
Issued	-	100,000
Forfeitures	-	(100,000)
Surrenders	(609,866)	-

RSUs outstanding, end of period	3,169,757	3,779,623

During the six months ended June 30, 2025 and 2024, no RSUs were issued. During the six months ended June 30, 2025, the Company recognized $72 (six months ended June 30, 2024 – $241) of non-cash compensation expense related to the RSUs.

In May 2025, the Company settled 609,866 vested RSUs through cash payments in lieu of issuing equity instruments. The total cash paid to employees and directors for the surrender of vested awards was $1,001.

(f) Share-based compensation expense:

Non-cash compensation expense has been included in operating costs with respect to the share options, RSUs and shares granted to employees and non-employees as follows:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024

Employees	$21	$83	$37	$172
Directors and advisors	8	32	35	69

Non-cash compensation	$29	$115	$72	$241

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three and six months ended June 30, 2025 and 2024

14. Class A common share purchase warrants:

The following table details the number of Class A common share purchase warrants outstanding at each statement of financial position date:

				Number of				Number of
				Warrants				Warrants
				Outstanding				Outstanding
		Exercise		December				June
Grant Date	Expiry Date	Price	Granted	31, 2024	Issued	Expired	Exercised	30, 2025

8/10/2023	8/9/2025	$0.60	810,000	810,000	-	-	-	810,000
8/10/2023	8/9/2025	$0.49	48,600	48,600	-	-	-	48,600
9/5/2023	9/4/2025	$0.59	84,545	84,545	-	-	(84,545)	-
10/20/2023	10/19/2025	$0.59	695,000	650,000	-	-	-	650,000
10/20/2023	10/19/2025	$0.59	41,700	41,700	-	-	-	41,700
12/21/2023	12/20/2025	$0.60	1,650,000	1,600,000	-	-	(25,000)	1,575,000
12/21/2023	12/20/2025	$0.40	81,000	78,000	-	-	-	78,000
1/4/2024	1/3/2026	$0.60	120,000	120,000	-	-	-	120,000
2/20/2025	2/20/2027	$1.69	18,000	-	18,000	-	-	18,000
2/20/2025	2/20/2027	$1.57	177,420	-	177,420	-	-	177,420
2/20/2025	2/20/2027	$1.67	122,834	-	122,834	-	-	122,834
3/7/2025	3/7/2027	$1.68	11,872	-	11,872	-	-	11,872

			3,860,971	3,432,845	330,126	-	(109,545)	3,653,426

The following table details the value of the broker and non-broker Class A common share purchase warrants outstanding at each statement of financial position date.

	Non-Broker		Broker		Total
	Number of		Number of		Number of
	Warrants	Value	Warrants	Value	Warrants	Value

Balance at December 31, 2024	3,264,545	$336	168,300	$31	3,432,845	$367

Issued	-	-	330,126	267	330,126	267
Exercised	(109,545)	(10)	-	-	(109,545)	(10)

Balance at June 30, 2025	3,155,000	$326	498,426	$298	3,653,426	$624

Each warrant entitles its holder to purchase one Class A common share.

15. Segmented information:

The operations of the Company are in one industry segment: digital mapping and related services. Revenue by geographic segment is included in Note 11.

Property and equipment of the Company are located as follows:

	June 30, 2025	December 31, 2024
United States	$2,240	$2,393
Europe	285	212
Asia/Pacific	244	306
	$2,769	$2,911

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three and six months ended June 30, 2025 and 2024

A summary of sales to major customers that exceeded 10% of total sales during each period are as follows:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024

Customer A	$1,435	$1,631	$3,848	$2,109
Customer B	337	329	672	408
	$1,772	$1,960	$4,520	$2,517

16. Financial risk management:

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk, liquidity risk, and capital risk. Management, the Board of Directors, and the Audit Committee monitor risk management activities and review the adequacy of such activities. There have been no significant changes to the Company’s risk management strategies since December 31, 2024.

Amounts receivable consist of:

	June 30,	December 31,
	2025	2024

Trade receivables	$679	$3,265
Other miscellaneous receivables	90	102

	$769	$3,367

Trade receivables by geography consist of:

	June 30,	December 31,
	2025	2024

United States	$152	$154
Europe	527	338
Asia/Pacific	-	2,773

	$679	$3,265

An aging of the Company’s trade receivables are as follows:

	June 30,	December 31,
	2025	2024

Current	$347	$3,236
31-60 days	109	29
61-90 days	218	-
Over 91 days	5	-

	$679	$3,265

The balance of the past due amounts relates to recurring customers and are considered collectible.

Intermap Technologies corporation

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three and six months ended June 30, 2025 and 2024

17. Fair values:

Financial instruments recorded at fair value on the condensed consolidated interim statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices);

Level 3 – valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate fair values due to the short-term nature of these items. The Investment is a level 3 financial instrument as its fair value is estimated using unobservable inputs. During the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements.

18. Related Parties:

The Company’s compensation program specifically provides for total compensation for executive officers, which is a combination of base salary, performance-based incentives and benefit programs that reflect aggregated competitive pay considering business achievement, fulfillment of individual objectives and overall job performance. Executive officers participate in the Company’s Omnibus Plan (Note 13(e)).

The compensation of non-employee directors consists of a cash component and an equity component. Directors participate in the Company’s Omnibus Plan (Note 13(e)).

The following summarizes key management personnel and directors’ compensation for the six months ended June 30, 2025 and 2024:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024

Compensation and benefits	$318	$296	$617	$612
Cash paid for settlement of share-based awards	1,160	-	1,160	-
Share-based compensation	19	51	35	82
	$1,497	$347	$1,812	$694

The Company paid $1,160 to related parties to surrender vested share-based awards (see Notes 13(d) and (e)).

19. Subsequent event:

Subsequent to June 30, 2025, 1,200,554 warrants were exercised for consideration of $1,014.

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